CLEARPOOL EXECUTION SERVICES, LLC

(An Indirect Wholly Owned Subsidiary of
Bank of Montreal)

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER
8-69313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CLEARPOOL EXECUTION SERVICES, INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 State Street, 38th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Woodward	312-461-5082	Joel.Woodward@bmo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 E Randolph St	Chicago	IL	60610
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Forlenza _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CLEARPOOL EXECUTION SERVICES, INC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

President, Clearpool Execution Services, LLC

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Clearpool Execution Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clearpool Execution Services, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
February 26, 2026

CLEARPOOL EXECUTION SERVICES, LLC
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF BANK OF MONTREAL)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets		
Cash	$	74,361,485
Accounts receivable from clearing broker-dealers		21,889,941
Accounts receivable, net of allowance for doubtful accounts		7,556,474
Receivable from affiliates		371,744
Deferred taxes		374,075
Other assets		84,106
Total Assets	$	104,637,825
Liabilities		
Accounts payable and accrued expenses	$	4,007,891
Payable to affiliates		3,336,595
Other liabilities		424,886
Total Liabilities	$	7,769,372
Member's Equity	$	96,868,453
Total Liabilities and Member's Equity	$	104,637,825

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Clearpool Execution Services, LLC, (the "Company"), operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of BMO Financial Corp. (the Parent), which is a wholly owned subsidiary of Bank of Montreal ("BMO"), a Canadian company.

The Company engages in securities commission business on behalf of its clients, including execution, order routing and riskless principal transactions. The Company has entered into clearing agreements with broker/dealers (the "Clearing Brokers") that provide for the securities transactions to be cleared and carried through the Clearing Brokers on a fully-disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b) Use of Estimates

The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(c) Cash

Cash includes funds held in the Company's bank accounts for firm operating activities and overnight cash deposits. The entire balance in cash at year ended December 31, 2025 is FDIC insured with no more than $250,000 held at any one bank. Restricted cash is cash that is considered legally restricted as to withdrawal or usage. The Company has not identified any restricted cash at December 31, 2025.

(d) Income Taxes

The Company is subject to a tax sharing agreement with its Parent. As such, the Company recorded provision for income taxes as if it were a separate company.

FASB ASC Topic 740, "Income Taxes", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of income taxes payable or refundable for the current year and deferred income tax assets and liabilities for future income tax consequences of events that have been recognized in an entity's financial statements or income tax returns. Judgment is required in assessing the future income tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Fluctuations in the actual outcome of these future income tax consequences could impact the Company's financial position or the Company's results of operations.

Deferred income tax assets and liabilities, as determined by the temporary differences between financial reporting and income tax bases of assets and liabilities, are computed using currently enacted income

tax rates and laws. The effect on deferred income tax assets and liabilities of a change in income tax rates or law is recognized as income or expense in the period including the enactment date.

The Company's Federal taxable income will be included in a consolidated Federal income tax return with the Parent and its eligible subsidiaries (the "consolidated group"). The Company will be included with other affiliates in combined state income tax returns in certain states (the "combined group").

The Company is party to an income tax sharing agreement with its Parent, under which the Company records its provision for income taxes as if it were a separate company and shall receive payment from, or make payment to, members of the consolidated and combined groups based upon its current tax benefit or liability, respectively.

Under ASC 740, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions no longer deemed to meet the "more-likely-than-not" threshold are derecognized in the year of determination. The Company recognizes penalties and accrued interest related to its unrecognized tax benefits in income tax expense.

(e) Concentration of Credit Risk

The Company maintains deposits with clearing brokers that are not federally insured. Collateral is not required on accounts receivable and management believes its credit policies are prudent and reflect normal industry terms and business risk. Accounts receivable from clearing broker-dealers are subject to strict capital requirements. It is anticipated that in the event of a default on accounts receivable, normal collection procedures would be followed.

(f) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

(g) Recently Adopted Accounting Standards

The FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", in December 2023. The guidance in this standard requires annual disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pre-tax income [or loss] by the applicable statutory income tax rate). The amendments in this update also require annual disclosure of the following information about income taxes paid:
* The amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes, and
* The amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received).

The Company adopted this ASU as of January 1, 2025 and the required disclosures are included in Note 7.

3. ACCOUNTS RECEIVABLE

Accounts receivable are related to commission, connectivity, and execution fees, which are billed monthly and are stated net of an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based upon management's periodic evaluation of the collectability of outstanding accounts on an account-by-account basis. The total allowance for doubtful accounts is $0 at December 31, 2025.

4. ACCOUNTS RECEIVABLE FROM CLEARING BROKER-DEALERS

Accounts receivable from clearing broker-dealers on December 31, 2025 was $21,889,941.   The Company clears its client transactions through third-party clearing broker-dealers on a fully disclosed basis. This third party clearing broker requires a deposit that is not considered segregated or restricted cash for purposes of the Statement of Cash Flow.

Receivable from clearing broker-dealers:	Amount
Clearing deposits	$ 750,000
Operating deposits	17,102,628
Trading accounts	4,037,313
Total receivable from clearing broker-dealers	$ 21,889,941

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2025, there is an accounts payable balance of $1,270,769 and an accrued expense balance of $2,737,122.

6. RELATED PARTY TRANSACTIONS

The Company has entered into technical service agreements with BMO and its affiliates providing for the sharing of certain services such as electronic trading, operations, and other support functions. The Company settles with the affiliates on a net basis per the underlying technical service agreements.

At December 31, 2025 the Company had net receivables of $213,199, $155,669 and $2,877 with affiliates BMO Nesbitt Burns Inc, Capital Markets Limited and Bank of Montreal Europe PLC, respectively.

At December 31, 2025 the Company had a net payable of $2,816,913 to BMO Financial Corp. (the Parent), and a net payable of $519,682 to BMO Capital Markets.

7. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets included in other assets at December 31, 2025, are presented below:

Deferred tax assets:

Federal effect of state uncertainties	$	355,757
Deferred expenses		18,318
Total deferred tax assets	$	374,075
Net deferred tax assets	$	374,075

No valuation allowance existed at December 31, 2025. Management believes that the realization of the deferred tax assets is more likely than not at December 31, 2025.

The Company joins in filing a consolidated Federal income tax return as well as combined state tax returns in certain states with its Parent. At December 31, 2025, the Company has an outstanding payable to Parent of $2,816,913 related to income taxes recorded in the Statement of Financial Condition.

As of December 31, 2025, no audits are currently in process that would have a material impact on the Company's effective tax rate.

The Company is no longer subject to federal, state, or local tax audits for the years prior to 2021.

During the year ended December 31, 2025, the Company recognized $35,608 in interest and penalties. The Company had $355,081 accrued for the payment of interest and penalties at December 31, 2025.

8. CONTINGENCIES

In the ordinary course of business, the Company may be subject to regulatory inquiries or proceedings primarily in connection with its activities as a securities broker-dealer. As of December 31, 2025, there were no contingent liabilities recorded on the Statement of Financial Condition.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $250,000 pursuant to the alternative method of calculating net capital. On December 31, 2025, the Company had net capital of $88,201,107 which was $87,951,107 in excess of its required net capital of $250,000.

10. REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which includes execution, order routing and riskless principal transactions on behalf of clients. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvesting profits or paying dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using information about the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The segment results are reflected in the Financial Statements reported herein.

11. SUBSEQUENT EVENTS

Management has evaluated all subsequent events for the Company after the balance sheet date through February 26, 2026, and has concluded there are no events identified that require financial statement recognition or disclosure.